Contact

www.linkedin.com/in/
sandraliliavelasquez (LinkedIn)
nopalera.co/ (Company)
www.sandraliliavelasquez.com/
(Personal)

Top Skills

Leadership
Sales
Logistics

Sandra Velasquez

CEO & Founder of Nopalera | Mentor | Speaker | Latino Startup Of
The Year 2022 | Stanford LBAN Cohort 14 | Shark Tank Season 14
New York, New York, United States

Summary

For speaking engagements or thought leadership opportunities
please email: hola@nopalera.co

I am passionate about leveling the playing field and inspiring others
to stand in their worth.
It is why I speak, mentor and created Nopalera.

I launched Nopalera at the age of 44 in the middle of the pandemic
with no outside funding or savings account. I saw a lack of high-end
Latina brands on premium retail shelves and knew I could create
something to fill that space.

For the first part of my adult life, I was a professional bandeader /
songwriter. My band Pistolera released three albums, toured
internationally, and enjoyed many great professional achievements.
My songs were featured in Breaking Bad, Sons of Anarchy, The
Travel Channel, She's Gotta Have It, and NPR's Tiny Desk Concert.
We opened for Los Lobos and Lila Downs and performed at Central
Park, Town Hall in NYC, Massey Hall (Canada), and many more.

Music was my platform for cultural storytelling and celebration.

Nopalera is an extension of my lifelong mission to celebrate and
elevate my culture. Same mission, different paint brush.

It is my joy to inspire others to live boldly.

———

Experience

NOPALERA
Founder
November 2020 - Present (3 years 6 months)
Brooklyn, New York, United States

Nopalera provides a bolder, body experience through its bath & body collection powered by Mexico's Nopal cactus.

Morgan Stanley Inclusive Ventures Lab Accelerator, 2023

Fearless Fund / Tory Burch Foundation Grant Winner, 2023

Shark Tank Season 14, episode 12, 2023.

Stanford LBAN Cohort 14, 2022.

The New C-Suite, Cosmopolitan x digitalundivided, 2022

Latino Start Up Of The Year at Match-Up, 2022

Finalist, Black Ambition Prize 2022

Winner, Clean Beauty Summer School 2022

Winner, Valde Latinx Entrepreneur Grant 2022

Target Takeoff Beauty Cohort 2022

Credo Beauty, Credo For Change Cohort 2021

True Beauty Ventures Bridge Mentorship Program, 2021
One of three brands selected for first inaugural cohort.

Retail Distribution: Over 400 independent retailers nationwide including Nordstrom, Credo Beauty, Free People.

Press: Featured on NBC, Telemundo and over fifty national publications.

L'ATTITUDE VENTURES
Latino Start Up Of The Year 2022
September 2022 - September 2022 (1 month)
San Diego, California, United States

The first Latina to win 'Latino Start Up Of The Year at Match-Up' at the L'Attitude Conference.

Tower 28 Beauty, Inc.
Clean Beauty Summer School 2022
May 2022 - August 2022 (4 months)
United States

One of ten brands selected for Clean Beauty Summer School -- a collective effort by founders and leaders in the beauty industry to support the growth of majority BIPOC-owned small clean beauty businesses.

Beauty Independent & True Beauty Ventures Bridge Mentorship Program
True Beauty Ventures Bridge Mentorship Program
January 2022 - May 2022 (5 months)

Inaugural cohort of the True Beauty Ventures Bridge Mentorship Program in collaboration with Beauty Independent.

Target
Target Takeoff Beauty Accelerator 2022
March 2022 - April 2022 (2 months)

Target Takeoff Beauty Accelerator

Credo Beauty
Credo For Change Class of 2021
August 2021 - December 2021 (5 months)

Selected for the 2021 Cohort.

Van Leeuwen Artisan Ice Cream
1 year 8 months

NYC Area Sales Manager
January 2020 - May 2021 (1 year 5 months)
Greater New York City Area

Sales Representative
October 2019 - May 2021 (1 year 8 months)
Greater New York City Area

Sales Representative in New York City.

HiBAR
NE Area Sales Manager
June 2019 - November 2020 (1 year 6 months)
New York City Metropolitan Area

Securing shelf placement in key health chain retailers in New York metro area.

National Distributor liaison.

Mast Brothers Chocolate
Sales Staff
August 2019 - January 2020 (6 months)
Greater New York City Area

Independent Account Manager for North East, and Mid Atlantic regions.

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Education

New York University